SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX bsheehan@sidley.com (212) 839 8652	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG HOUSTON LONDON FOUNDED 1866	LOS ANGELES NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

June 14, 2013

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Jay Ingram
Nudrat Salik
Rufus Decker
Leland Benton

Re: UCP, Inc.
Registration Statement on Form S-1
File No. 333-187735

Ladies and Gentlemen:

On behalf of UCP, Inc. (the “Company”), we have electronically transmitted for filing under separate cover, pursuant to Regulation S-T, Amendment No. 3 (the “Amendment”) to the Company's above-referenced Registration Statement on Form S-1, which was initially filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2013 and amended on May 21, 2013 and May 22, 2013 (the “Registration Statement”). For your convenience, we have also provided a courtesy package that includes eight copies of the Amendment, four of which have been marked to show changes from the amendment to the Registration Statement filed on May 21, 2013 (the May 22, 2013 amendment was filed solely to include an exhibit that was inadvertently omitted from the May 21, 2013 amendment).
This letter responds to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission, received by electronic mail on June 4, 2013, with respect to the Registration Statement (the “Comment Letter”), and the Amendment has been revised to reflect the Company's responses to the Comment Letter. For ease of review, we have set forth below each of the numbered comments of the Comment Letter and the Company's responses thereto. All page numbers and the captions in the responses below refer to the Amendment. The responses in this letter are based on information provided and representations made by the Company to Sidley Austin LLP for the purpose of preparing this letter.

Sidley Austin (NY) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Securities and Exchange Commission
Division of Corporation Finance
June 14, 2013

Summary Consolidated Financial and Operating Data, page 15

1.	Please revise the operating data table here and on page 60 to include information related to your land development segment.

Response: The operating data tables have been revised to include information relating to the Company's land development segment. Please see pages 16 and 64 of the prospectus.

Risk Factors, page 19

In certain cases, payments by us under the Tax Receivable Agreement . . ., page 36

2.	Please revise to disclose the time frame over which the present value of the immediate payment contemplated in the first paragraph under this heading will be calculated.

Response: The requested disclosure has been added. Please see page 38 of the prospectus.

In the event we acquire 50% or more of all outstanding units . . ., page 37

3.
You state that “[b]ecause we have acquired our lots over time the values currently used for assessing these real estate taxes may not fully reflect current market values. Please make evident the relationship between the historic values at which you acquired your land holdings and the manner in which property tax is assessed in California.

Response: The requested disclosure has been added. Please see pages 38-39 of the prospectus.

Organizational Structure, page 45

4.	Please also disclose in your diagram the percentage of economic interests the investors in this offering will indirectly hold in UCP, LLC.

Response: The requested disclosure has been added. Please see page 47 of the prospectus.

Unaudited Pro Forma Financial Information, page 53

5.
We remind you that Rule 11-02(b)(6) of Regulation S-X states that pro forma adjustments related to the pro forma statements of operations shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented. In this regard, please revise your pro forma statement of operations for the three months ended March 31, 2013 to assume that the transactions had been completed as of January 1, 2012 rather than as of January 1, 2013 as your disclosures on page 53 indicate.

Response: The disclosure has been corrected to remove the reference to “January 1, 2013.” Please see page 56 of the prospectus.

6.
When multiple adjustments impact a particular line item, please show each adjustment amount separately on the face of the pro forma statement. Alternatively you may provide a reconciliation between the net adjustment amount presented on the face of your pro forma statement and each of the adjustments impacting the line item in the notes to the pro forma financial statements. For

Securities and Exchange Commission
Division of Corporation Finance
June 14, 2013

example, it appears that there are multiple adjustments impacting your member's/stockholder's equity line items. Please clearly show how you arrive at each pro forma adjustment amount.

Response: The footnotes to the unaudited pro forma financial information have been modified and now contemplate a reconciliation between the net adjustment presented in relevant line items and each component of such adjustments. Please see pages 58-59 and 61-62 of the prospectus.

7.
Please tell us whether you plan to incur material transaction costs associated with the reorganization. Although we would not expect to see these costs reflected on your pro forma statements of operations, given that this would appear to be a material, nonrecurring charge which results directly from the transaction and will be included in your statement of operations within the 12 months succeeding the transaction, we would still expect disclosure regarding the amounts that you intend to record as an expense and disclosure clarifying that it has not been reflected in your pro forma statement of operations. Naturally, we would also expect to see an adjustment to accumulated earnings (deficit) on your pro forma balance sheet related to this charge. Refer to Rule 11-02(b)(5) of Regulation S-X.

Response: The Company expects that the costs associated with the reorganization will be material, and disclosure has been added to reflect this expectation. In particular, a bullet point regarding the reorganization transactions has been added in the section captioned “Unaudited Pro Forma Financial Information” and footnote disclosure regarding nonrecurring reorganization expenses has been added to the Unaudited Pro Forma Consolidated Balance Sheet as of March 31, 2013. Consistent with Rule 11-02 of Regulation S-X, certain items are indicated in the footnote disclosure (footnote (9)) as being reflected as an adjustment to accumulated earnings (deficit). Please see pages 56 and 58-59 of the prospectus.

8.
Please expand your disclosures regarding the Reorganization Transactions to discuss how you will determine the number of UCP, LLC Series A Units that PICO's membership interests in UCP, LLC will be converted into as well as the number of UCP, LLC Series B units that that will be issued to UCP, Inc. Please also disclose the rights, including any differences, of each of these classes of units of UCP, LLC as well as of each of the different classes of common stock in UCP, Inc.

Response: PICO's current UCP, LLC membership interests will be reclassified into a number of UCP, LLC Series A Units that reflects PICO's pro rata ownership interest in UCP, LLC. The precise number of UCP, LLC Series A Units will not be known until the number of shares of Class A common stock to be sold in the offering has been determined. The disclosure has been revised so that the number of UCP, LLC Series A Units to be issued in the reclassification will be included in the preliminary prospectus used in connection with marketing the Class A common stock. Please see page 56 of the prospectus. The number of UCP, LLC Series B Units to be issued to UCP, Inc. will equal the number of shares of Class A common stock sold in the offering, and disclosure has been added to this effect. Please see page 56 of the prospectus. In response to the Staff's comment regarding the rights of the securities, cross references have been added to the “Unaudited Pro Forma Financial Information” section of the prospectus, directing the reader to the portions of the prospectus where detailed disclosure regarding the UCP, LLC Series A Units, UCP, LLC Series B Units, the Company's Class A common stock and the Company's Class B common stock may be found. Please see page 56 of the prospectus.

9.	Please expand your disclosures regarding the tax receivable agreement to discuss how you intend to account for it.

Securities and Exchange Commission
Division of Corporation Finance
June 14, 2013

Response: In response to the Staff's comment, the disclosure in “Certain Relationships and Related Party Transactions-Tax Receivable Agreement” regarding the effects of the Tax Receivable Agreement on the Company's consolidated balance sheet has been modified. The revised disclosure presents a general discussion of the effects of the Tax Receivable Agreement on the balance sheet, as opposed to a more limited discussion of the impact resulting from the exercise of the underwriters' option to purchase additional shares of Class A common stock. In addition, a statement regarding the accounting treatment for the Tax Receivable Agreement has been added to “Management's Discussion and Analysis of Financial Condition and Results of Operations-Income Taxes and Tax Receivable Agreement.” Please see pages 157 and 85 of the prospectus. A cross reference has also been added to footnote (4) to the unaudited pro forma consolidated statements of operations for the three months ended March 31, 2013 and the year ended December 31, 2012, directing the reader to where information about the accounting impact of the Tax Receivable Agreement may be found. Please see page 62 of the prospectus. The Company respectfully submits that this disclosure approach is appropriate, given that the unaudited pro forma financial statements have been prepared on the basis that the underwriters' option to purchase additional shares of Class A common stock is not exercised.

10.	For adjustment (3) to the pro forma statements of operations, please address the following:

•
please confirm and clarify in your disclosures, if true, that the additional base salary payable to certain employees other than Messrs. Bogue, La Herran, and Fletcher are also pursuant to employment agreements; and

•
you have reflected increases in bonuses as part of your pro forma adjustments. Please disclose how you computed the amounts of the pro forma bonus adjustments, including whether they represent the amounts that would have been required to be paid in each period presented had the new compensation agreements been in place as of January 1, 2012. Please also disclose, if true, that this is the same manner in which future bonuses paid under these agreements will be required to be computed.

Response: Disclosure has been added in response to the Staff's comment. The additional base salary and cash bonuses relating to employees other than Messrs. Bogue, La Herran and Fletcher is not specified in employment agreements; however, the Company expects to incur these incremental compensation costs upon completion of the offering, and that these costs will have a continuing impact on the Company and are factually supportable. The Company also believes that including these increased compensation costs—which it expects to pay—is an appropriately conservative presentation and provides investors with more meaningful information than excluding such costs would. For these reasons, the Company respectfully submits that it is appropriate to include these adjustments in the pro forma financial information. Additionally, disclosure has been added regarding the calculation of bonuses for Messrs. Bogue, La Herran and Fletcher in response to the Staff's comment. Please see pages 61-62 of the prospectus.

11.
For adjustment (6) to the pro forma statements of operations, please provide a reconciliation between the historical, pro forma, and pro forma as adjusted weighted average shares used in computing basic and diluted EPS. Please disclose how many offering shares were included in your computation and how many were excluded and explain why. For example, we remind you that offering shares whose proceeds will be used for general corporate purposes should not be used in computing EPS. Please also disclose any shares not included for anti-dilution reasons. In a similar manner, please expand your disclosures on pages F-19 and F-31 related to the pro forma earnings per share amounts presented in the historical financial statements.

Securities and Exchange Commission
Division of Corporation Finance
June 14, 2013

Response: In response to the Staff's comments, the Company has considered the guidance supporting the exclusion of shares whose proceeds will be used for general corporate purposes from the computation of earnings per share. This guidance would result in there being no shares outstanding on a pro forma, as adjusted basis for purposes of calculating earnings per share, as all of the net proceeds from the offering will be used for general corporate purposes, such as the acquisition of land, land development, home construction, and other related purposes. Accordingly, the Company respectfully submits that it is more meaningful to investors to include all of the Class A common stock issued in the offering when calculating earnings per share on a pro forma, as adjusted basis. The Company has included the additional earnings per share data and related disclosures in footnote 6 to the unaudited pro forma consolidated statements of operations and in notes 11 and 10 to UCP, LLC's financial statements for the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013 and 2012, respectively. The Company has also added reconciliations between historical and pro forma, as adjusted weighted average shares used in computing earnings per share. Please see pages 62, F-19 and F-32-F-33 of the prospectus.

Capitalization, page 59

12.
In a similar manner to your pro forma financial information, please present three columns showing your actual amounts, pro forma amounts reflecting the reorganization, and pro forma as adjusted amounts reflecting the reorganization as well as offering. Please clearly show in the notes how you computed each as adjusted amount, including a discussion of any significant assumptions and estimates used to arrive at the amounts.

Response: The disclosure has been revised in response to the Staff's comment. Please see pages 52-53 of the prospectus.

Management 's Discussion and Analysis of Financial Condition and Results of Operations, page 63

13.	We re-issue comment 26 of our letter dated April 30, 2013. As previously requested, please provide management's views of the trends described in the Market Opportunity section.

Response: Disclosure has been added regarding the Company's views of trends in its markets in response to the Staff's comment. Please see page 67 of the prospectus.

Cost of Sales and Expenses, page 64

14.
In addition to disclosing the expense that you expect to record over the six months ended December 31, 2013 related to the vesting of awards made under the 2013 Long-Term Incentive Plan in connection with the offering, please also disclose the total aggregate expense associated with these awards and the period over which you expect to record this expense.

Response: Disclosure has been added in response to the Staff's comment. Please see page 68 of the prospectus.

Securities and Exchange Commission
Division of Corporation Finance
June 14, 2013

Liquidity and Capital Resources, page 72

15.
Please include a more fulsome discussion of your anticipated capital needs in light of your plans to open another eight communities this year and to purchase 735 additional lots, as well as perceived trends in light capital expenditure of the significant increase in lots purchased and amount spent on land development and construction compared to last year. See Item 303(a)(2)(ii) of Regulation S-K.

Response: Disclosure has been added in response to the Staff's comment. Please see page 77 of the prospectus.

16.
You indicate on pages 35 and 36 that payments you may make under the tax receivable agreement may be accelerated and/or significantly exceed the benefits you expect to realize in respect of the tax attributes subject to the tax receivable agreement. In addition, your subsidiaries may not be able to make distributions to you to pay for the obligations under the tax receivable agreement. Please address these liquidity concerns within your Management Discussion and Analysis.

Response: Disclosure has been added in response to the Staff's comment. Please see pages 78-79 of the prospectus.

Certain Relationships and Related Party Transactions, page 148

UCP, LLC Limited Liability Company Operating Agreement, page 148

17.
Please supplementally advise us of the nature of the tax elections and actions in respect of audits that will require the prior consent of PICO, which you allude to in the fifth paragraph under this heading.

Response: The Company advises the Staff that UCP, LLC as a partnership may be required to make, from time to time, tax elections (Section 703(b) of the Internal Revenue Code of 1986, as amended (the “Code”)).  There are many such tax elections in the Code.  For example, under Section 179 of the Code, a partnership may be entitled to elect to expense certain depreciable assets.  Another example is the election of a partnership that directly owns stock in a foreign corporation that is, for federal income tax purposes, a so-called “passive foreign investment company” (or “PFIC”) to treat such PFIC as a so-called “qualified electing fund” pursuant to Section 1295 of the Code and Treasury Regulation 1.1295-1(d)(2)(i)(A).  Such tax elections, if they become relevant to UCP, LLC, would require the prior consent of PICO so long as PICO and its affiliates collectively hold at least ten percent (10%) of the interests in UCP, LLC.

The Company also advises the Staff that UCP, LLC's tax matters partner (i.e., the Company) generally makes all decisions in respect of how to handle a tax audit involving UCP, LLC.  In connection with such a tax audit, numerous decisions need to be made by the tax matters partner.  For example, the tax matters partner must decide whether or not to extend the period of limitations for tax assessments.  Or, as another example, the tax matters partner must decide whether or not to file a petition or complaint in court.  These are two types of tax audit related decisions that would require the prior consent of PICO so long as PICO and its affiliates collectively hold at least ten percent (10%) of the interests in UCP, LLC.

Securities and Exchange Commission
Division of Corporation Finance
June 14, 2013

Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Organization and Operations, page F-10

18.
You believe that the basis on which the expenses have been allocated is a reasonable reflection of the services and other benefits received during the periods presented and that the financial statements reflect all costs of currently doing business as a wholly- owned subsidiary of PICO. Please clearly disclose, if true, that the financial statements provided reflect all of the costs of doing business related to these operations, including expenses incurred by other entities on your behalf. It is not clear what is meant when you state that the financial statements reflect all costs of currently doing business as a wholly-owned subsidiary of PICO rather than all costs of doing business related to these operations.

Response: The disclosure has been revised in response to the Staff's comment and now indicates that the Company's financial statements reflect all of the costs of doing business related to the Company's operations, including expenses incurred by PICO on the Company's behalf. Please see pages F-10 and F-24 of the prospectus.

Note 11. Unaudited Pro Forma Net Loss per Share, page F-19

19.
We note your response to comment 42 in our letter dated April 30, 2012. Your disclosures indicate that you intend to adjust the numerator in arriving at your pro forma per share amounts. Please tell us the nature of the adjustments that you intend to make. Please also tell us if there are any planned distributions to owners or other expected material reductions to equity. If so, we remind you to present a pro forma balance sheet alongside the historical balance sheet. Refer to SAB Topic 1:B.3.

Response: The Company advises the Staff that it intends to make adjustments to the numerator in arriving at pro forma per share amounts related to stock-based compensation expense and increases in base salary and bonuses for various members of management as described in the footnotes to the unaudited pro forma financial information. Please see pages 61-62 of the prospectus. Disclosure has been added regarding these adjustments in notes 11 and 10 to UCP, LLC’s financial statements for the years ended December 31, 2012 and 2011 and the three months ended March 31, 2013 and 2012, respectively. The Company also informs the Staff that there are no planned distributions to owners and the Company does not expect any material reductions to equity. Accordingly, the Company respectfully submits that it is not required to present a pro forma balance sheet alongside its historical balance sheet and to do so would not provide investors with additional material information.

Signatures, page II-5

20.	Please revise to have Mr. Bogue sign the registration statement in his capacity as a director.

Response: The Disclosure has been revised in response to the Staff's comment and now indicates Mr. Bogue's status as a director of the registrant.

Securities and Exchange Commission
Division of Corporation Finance
June 14, 2013

Exhibit 23.1

21.
The consent provided for the consolidated financial statements of UCP, LLC refers to a report date of May 21, 2013 which is different than the date of the report provided on page F-5. Please arrange with your auditors to provide a new consent which refers to the appropriate report date.

Response: A consent has been filed as Exhibit 23.1 to the Amendment referring to the correct date (i.e. April 4, 2013) of the report of Deloitte & Touche LLP with respect to the audited financial statements of UCP, LLC for the year ended December 31, 2012.

* * *

The Company respectfully believes that the proposed modifications to the Registration Statement are responsive to the Staff's comments. Please do not hesitate to contact me by telephone at (212) 839-8652 or by email at bsheehan@sidley.com with any questions or comments regarding this correspondence.

Very truly yours, /s/ Bart Sheehan Bart Sheehan

Enclosure

cc:	Dustin L. Bogue, UCP, LLC
William J. La Herran, UCP, LLC
W. Allen Bennett, UCP, LLC
Maxim C.W. Webb, PICO Holdings, Inc.
Alan F. Denenberg, Davis Polk & Wardwell LLP
Chris F. Allen, Deloitte & Touche LLP
J. Gerard Cummins, Sidley Austin LLP